

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

Via E-Mail
Sean P. McGrath
Chief Financial Officer
Atlas Energy Group, LLC
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburgh, PA 15275

Re: Atlas Resource Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-35317

Dear Mr. McGrath:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director